Exhibit (a)(1)(E)
Subject: Willis Group Holdings Limited — Offer to Purchase Eligible Stock Options (User ID)
Dear <forename>
Commencing on July 8, 2009, you will be able to access the online portal for Willis Group Holdings Limited’s Offer to Purchase Eligible Stock Options at www.willisoptionexchange.com. Through this online portal, you will have the opportunity to exchange your current holding of Eligible Options for a cash amount. Please refer to the Offer to Purchase (found on the online portal) for more information regarding the Offer.
This Offer Period is only open until 5 p.m. New York Time (Eastern Daylight Time) on August 6, 2009, unless extended by the Company.
The portal can be accessed via the following URL: www.willisoptionexchange.com

You will need to login using the details below to access your account:
User ID:                     <user_id>
User Password:           your User Password will follow in a separate email
(Please note that the User ID and User Password are ‘case sensitive’.)
Should you have any difficulties accessing your account or have any questions regarding any of the exchange processes, please contact Global Shares by email at willis@globalshares.com or by telephone using any of the following numbers:

Europe:	+353 23 88 33 062	9am – 5pm (British Summer Time)
North America/Latin America:	+1 (347) 853-7332	9am – 5pm (Eastern Daylight Time)
North America/Latin America:	+1 (650) 206-2629	9am – 5pm (Pacific Daylight Time)
Asia Pacific:	+86 21 6279 7208	9am – 5pm (China Standard Time)
Kindest Regards
Global Shares